UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934

SQUARESPACE, INC.
(Name of the Issuer)

Squarespace, Inc.
(Name(s) of Person(s) Filing Statement)

Class A Common Stock, par value $0.0001 per share
Class B Common Stock, par value $0.0001 per share
Class C Common Stock, par value $0.0001 per share
(Title of Class of Securities)

85225A107
(CUSIP Number of Class of Securities)

Anthony Casalena
Chief Executive Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York
10014
Tel: (646) 580-3456

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Allison Schneirov Christopher Barlow Daniel Luks Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: (212) 735-3000	Srinivas Raju Nathaniel Stuhlmiller Richards, Layton & Finger, P.A. 920 North King Street Wilmington, Delaware 19801 Tel: (302) 651-7700

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following person (the “Filing Person”): Squarespace, Inc., a Delaware corporation (“Squarespace” or the “Company”) and the issuer of the common stock, consisting of (1) Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), (2) Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) and (3) Class C Common Stock, par value $0.0001 per share (“Class C Common Stock” and the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, collectively, the “Shares”) that is the subject of the Rule 13e-3 transaction.

This Transaction Statement relates to the tender offer by Spaceship Group MergerCo, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Spaceship Purchaser, Inc., a Delaware corporation (“Parent”, and together with Merger Sub, the “Buyer Parties”) to acquire all of the outstanding Shares at a purchase price of $46.50 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on September 16, 2024, by, amongst others, Parent (as may be amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of September 9, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Squarespace, pursuant to which, after (i) the consummation of the Offer, (ii) the subsequent direct or indirect contribution by the Rollover Stockholders and any Management Rollover Stockholders, if any, of a portion of the Shares to an entity that indirectly owns 100% of the equity interest of Parent (collectively, the “Rollover”), (iii) the subsequent sale (occurring substantially concurrently with the Accel Share Sale and the GA Share Sale (as each is defined below)) by the Anthony Casalena 2019 Family Trust, the Anthony Casalena Revocable Trust and the Casalena Foundation (collectively, “Casalena”) of a portion of the Shares at the Offer Price to an entity that indirectly owns 100% of the equity interest of Parent (the “Casalena Share Sale”), (iv) the subsequent sale (occurring substantially concurrently with the GA Share Sale and the Casalena Share Sale) Accel Growth Fund L.P., Accel Growth Fund Strategic Partners L.P. and Accel Growth Fund Investors 2010 L.L.C. (collectively, the “Accel Share Sellers”) of all of the Shares held by the Accel Share Sellers at the Offer Price to an entity that indirectly owns 100% of the equity interest of Parent (the “Accel Share Sale”), (v) the subsequent sale (occurring substantially concurrently with the Accel Share Sale and the Casalena Share Sale) by General Atlantic (SQRS II), L.P. (the ““GA SQRS II”) of a portion of the Shares at the Offer Price to an entity that indirectly owns 100% of the equity interest of Parent (the “GA Share Sale” and together with the Accel Share Sale and the Casalena Share Sale, the “Share Sales” and each, a “Share Sale”), and (vi) the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Squarespace, upon the terms and subject to the conditions set forth in the Merger Agreement, with Squarespace continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”).

In connection with the execution of the Merger Agreement, each of (i) the Casalena Parties, (ii) GA SQRS II and (iii) the Accel Share Sellers and the Accel Rollover Stockholders (the “Accel Parties”) entered into a Tender and Support Agreement with Parent and Squarespace (as amended, restated, supplemented or otherwise modified from time to time, the “Tender and Support Agreements”). The Tender and Support Agreements amend and restate and supersede the applicable Support Agreements, each dated May 13, 2024 and as amended, as applicable, by and among Squarespace, Parent and each of the foregoing (i)–(iii) and, in the case of GA SQRS II and the Accel Parties, were further amended and restated on September 16, 2024, to provide for the direct sale of shares of Squarespace Common Stock to an entity that indirectly owns 100% of the equity interest of Parent. Pursuant to the Tender and Support Agreements, each of GA SQRS II, the Accel Parties and the Casalena Parties has agreed, among other things, to vote its Shares against any other action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the Transactions or any of the other transactions contemplated by the Merger Agreement. In addition, the Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. (the “Accel Rollover Stockholders”), GA SQRS II and Casalena agreed to contribute to a direct or indirect parent company of Parent a portion of their respective holdings of Company common stock in exchange for equity interests in such a direct or indirect parent company of Parent. As a result of the Merger, the Shares contributed to such direct or indirect parent company of Parent by the Accel Rollover Stockholders, GA SQRS II and Casalena will be cancelled and extinguished without any conversion thereof or consideration paid therefor along with the other Owned Company Shares. In connection with entering into the Merger Agreement, Intermediate 1 (an indirect parent of Parent), Casalena, GA SQRS II, the Accel Rollover Stockholders and Accel Leaders 4 L.P. (for itself and as nominee for Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P. and Accel Leaders 4 Investors (2022) L.P.) (together with the Accel Rollover Stockholders, the “Accel Investors”) entered into the Second Amendment to Interim Investors Agreement dated September 9, 2024, amending certain terms and conditions governing the relationship among the parties to the Interim Investors Agreement, dated May 13, 2024, as amended by that certain Amendment to the Interim Investors Agreement, dated
August 28, 2024.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on September 16, 2024 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Schedule TO, including the Offer to Purchase, and including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Parent and the Buyer Parties has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 1. Subject Company Information—Name and Address”

(b) Securities. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 1. Subject Company Information—Securities”

(c) Trading market and price. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—6. Price Range of Shares; Dividends on the Shares”

(d) Dividends. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—6. Price Range of Shares; Dividends on the Shares”

(e) Prior public offerings. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors And Other Relevant Information—8. Prior Public Offerings; Transactions in Shares”

(f) Prior stock purchases. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors And Other Relevant Information—8. Prior Public Offerings; Transactions in Shares”

Item 3. Identity and Background of Filing Person

(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 1. Subject Company Information—Name and Address”

“Item 2. Identity and Background of Filing Person—Name and Address”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Schedule I—Directors And Executive Officers Of Purchaser Filing Parties”

Item 4. Terms of the Transaction

(a)-(1) Material terms. Tender offers. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 2. Identity and Background of Filing Person—Tender Offer”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“The Tender Offer—1. Terms of the Offer”

“The Tender Offer—2. Acceptance for Payment and Payment for Shares”

“The Tender Offer—3. Procedures for Accepting the Offer and Tendering Shares”

“The Tender Offer—4. Withdrawal Rights”

“The Tender Offer—5. Material U.S. Federal Income Tax Considerations of the Offer and Merger”

(c) Different terms. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—6. Interests of Squarespace’s Directors and Executive Officers in the Offer”

(d) Appraisal rights. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 8. Additional Information—Appraisal Rights”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—7. Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors and Other Relevant Information—5. Position of the Subject Company and the Purchaser Filing Parties Regarding Fairness of the Offers”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors and Other Relevant Information—6. Interests of Squarespace’s Directors and Executive Officers in the Offer”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

“Item 4. The Solicitation or Recommendation—Reasons”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—6. Interests of Squarespace’s Directors and Executive Officers in the Offer”

“The Tender Offer—8. Certain Information Concerning Parent and Merger Sub”

“The Tender Offer—9. Source and Amount of Funds”

“The Tender Offer—10. The Merger Agreement; Other Agreements”

(e) Agreements involving the subject company’s securities. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Squarespace and Buyer Parties”

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Squarespace and its Executive Officers, Directors and Affiliates”

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 2. Identity and Background of Filing Person—Tender Offer”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. “Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“The Tender Offer—9. Source and Amount of Funds”

(c)(1) – (8) Plans. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 2. Identify and Background of the Filing Person—Tender Offer”

“Item 7. Purposes of the Transaction and Plans or Proposals”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

“Special Factors and Other Relevant Information—6. Interests of Squarespace’s Directors and Executive Officers in the Offer”

“The Tender Offer—9. Source and Amount of Funds”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Squarespace’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Item 7. Purposes of the Transaction and Plans or Proposals”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

(b) Alternatives. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Squarespace’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Squarespace Board”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

(c) Reasons. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Squarespace’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Squarespace Board”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

(d) Effects. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 2. Identity and Background of Filing Person—Tender Offer”

“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

“Item 8. Additional Information”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

“Special Factors and Other Relevant Information—6. Interests of Squarespace’s Directors and Executive Officers in the Offer”

“The Tender Offer—5. Material U.S. Federal Income Tax Considerations”

Item 8. Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation”

“Item 4. The Solicitation or Recommendation—Squarespace’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Item 4. The Solicitation or Recommendation—Opinion of Centerview”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

“Special Factors and Other Relevant Information—6. Interests of Squarespace’s Directors and Executive Officers in the Offer”

“The Tender Offer—10. The Merger Agreement; Other Agreements”

(c) Approval of security holders. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 2. Identity and Background of Filing Person—Tender Offer”

“Item 8. Additional Information”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Merger”

(d) Unaffiliated representative. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Squarespace’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Squarespace Board”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

“The Tender Offer—10. The Merger Agreement; Other Agreements”

(e) Approval of directors. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Recommendation of the Squarespace Board”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

“Special Factors and Other Relevant Information—6. Interests of Squarespace’s Directors and Executive Officers in the Offer”

(f) Other offers. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Squarespace’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Item 4. The Solicitation or Recommendation—Opinion of Centerview”

“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

(c) Availability of documents.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of Company common stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 2. Identity and Background of Filing Person—Tender Offer”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer—9. Source and Amount of Funds”

(c) Expenses. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—4. Certain Effects of the Offer”

“The Tender Offer—14. Fees and Expenses”

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

“Item 6. Interest in Securities of the Subject Company”

(b) Securities transactions. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 6. Interest in Securities of the Subject Company”

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Squarespace and Buyer Parties”

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Squarespace and its Executive Officers, Directors and Affiliates”

“Item 4. The Solicitation or Recommendation—Squarespace’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Squarespace Board”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

(e) Recommendation of others. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Recommendation of the Squarespace Board”

“Item 4. The Solicitation or Recommendation—Squarespace’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Squarespace Board”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 are incorporated herein by reference.

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors and Other Relevant Information—8. Certain Information Concerning Squarespace”

“The Tender Offer—7. Certain Information Concerning Squarespace”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors and Other Relevant Information—1. Background of the Offer”

“Special Factors and Other Relevant Information—2. Purpose of the Offer; Going Private Transactions; Plans for Squarespace”

“Special Factors and Other Relevant Information—3. Reasons for the Offer”

“Special Factors and Other Relevant Information—5. Position of the Purchaser Filing Parties Regarding Fairness of the Offer”

“Special Factors and Other Relevant Information—6. Interests of Squarespace’s Directors and Executive Officers in the Offer”

“The Tender Offer—14. Fees and Expenses”

“The Tender Offer—8. Certain Information Concerning Parent and Merger Sub”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation”

“Item 8. Additional Information—Golden Parachute Compensation”

(c) Other material information. The information set forth in the Offer to Purchase and Schedule 14D-9, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(1)(A)
Offer to Purchase, dated September 16, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(1)(B)
Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)
Summary Advertisement as published on September 16, 2024, in the New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(2)(A)
Schedule 14D-9, dated September 16, 2024

(a)(5)(A)
Joint Press Release issued by Squarespace and Buyer Parties on September 9, 2024 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Squarespace with the SEC on September 9, 2024)

(a)(5)(B)
Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Squarespace, Inc., dated September 8, 2024 (included as Exhibit (a)(5)(B) to the Schedule 14D-9 and incorporated herein by reference)

(a)(5)(C)
Discussion materials prepared by Centerview Partners LLC, dated September 8, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc. (included as Exhibit (a)(5)(C) to the Schedule 14D-9 and incorporated herein by reference)

(a)(5)(D)*
Discussion materials prepared by Centerview Partners LLC, dated March 26, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

(a)(5)(E)*
Discussion materials prepared by Centerview Partners LLC, dated April 9, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

(a)(5)(F)*
Discussion materials prepared by Centerview Partners LLC, dated April 19, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

(a)(5)(G)*
Discussion materials prepared by Centerview Partners LLC, dated April 25, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

(a)(5)(H)*
Discussion materials prepared by Centerview Partners LLC, dated April 27, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

(a)(5)(I)*
Discussion materials prepared by Centerview Partners LLC, dated May 12, 2024, for the Board of Directors of Squarespace, Inc.

(a)(5)(J)*
Discussion materials prepared by Centerview Partners LLC, dated May 12, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

(e)(1)
Amended and Restated Agreement and Plan of Merger, dated September 9, 2024, between the Buyer Parties and Squarespace (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Squarespace with the SEC on September 9, 2024)

(e)(2)
Agreement and Plan of Merger, dated May 13, 2024, between the Buyer Parties and Squarespace (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Squarespace with the SEC on May 13, 2024)

(e)(3)
Equity Commitment Letter, dated May 13, 2024, by and between the Parent Parties and the  Accel Investors (incorporated by reference to Exhibit 16(b)(iii) to the Schedule TO)

(e)(4)
First Amendment to Equity Commitment Letter, dated August 28, 2024, by and between the Parent Parties and the Accel Investors (incorporated by reference to Exhibit 16(b)(viii) to the Schedule TO)

(e)(5)
Second Amendment to Equity Commitment Letter, dated September 9, 2024, by and between the Parent Parties and the Accel Investors (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(6)
Equity Commitment Letter, dated May 13, 2024, by and between the Parent Parties and the Permira Equity Investors (incorporated by reference to Exhibit 16(b)(ii) to the Schedule TO)

(e)(7)
First Amendment to Equity Commitment Letter, dated August 28, 2024, by and between the Parent Parties and the Permira Equity Investors (incorporated by reference to Exhibit 16(b)(vii) to the Schedule TO)

(e)(8)
Second Amendment to Equity Commitment Letter, dated September 9, 2024, by and between the Parent Parties and the Permira Equity Investors (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(9)
Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, the Parent Parties and the Casalena Parties (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(10)
Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, the Parent Parties and GA SQRS II (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(11)
A&R Tender and Support Agreement, dated as of September 16, 2024, by and among Squarespace, the Parent Parties and GA SQRS II (incorporated by reference to Exhibit (d)(9) to the Schedule TO)

(e)(12)
Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, the Parent Parties and the Accel Parties (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(13)
Amended and Restated Tender and Support Agreement, dated as of September 16, 2024, by and among Squarespace, the Parent Parties and the Accel Parties (incorporated by reference to Exhibit (d)(10) to the Schedule TO)

(e)(14)
Fee Funding Agreement, dated as of May 13, 2024, by and among the FFA Investors and Squarespace (incorporated by reference to Exhibit 16(b)(i) to the Schedule TO)

(e)(15)
Amendment to Fee Funding Agreement, dated as of September 9, 2024, by and among the FFA Investors and Squarespace (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

107
Filing Fee Table

* Previously Filed.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2024

SQUARESPACE, INC.
By:	/s/ Courtenay O’Connor
Name: Courtenay O’Connor
Title: General Counsel and Secretary

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.